December 20, 2007

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Danka Business Systems PLC

Form 10-K for the Fiscal Year Ended March 31, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007 and September 30, 2007

Filed August 2, 2007

Dear Mr. Moran,

This letter is in response to your SEC Comment Letter dated December 10, 2007 with respect to the above referenced matter. Set forth below are our responses to your comments in the letter, which are included below for your reference.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

All items below that require additional disclosure will be reflected in future filings and we respectfully request that we not be required to amend our fiscal year 2007 Form 10-K for these enhanced disclosures as we do not believe the enhanced disclosures are needed for a reader to understand in all material respects the pertinent trends for the periods indicated. Where applicable, additional disclosures will be in effect beginning in our Form 10-Q for the quarter ended December 31, 2007 to be filed no later than February 11, 2008.

Item 2. Properties, page 13

2. We note your revised disclosure and response to comment 3 of our letter dated October 2, 2007, but believe it could be more enhanced by providing additional information on the geographic locations of your business locations. Further, according to your response to comment 8 of our letter dated October 7, 2007, you have recently organized the management of your organization based on geographical markets. Please expand your disclosure to provide geographical distribution of the more than 100 locations so that investors can understand the areas in which you operate.

We will expand the discussion of our properties as described below in future Form 10-K filings:

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716

Ph: (727) 622-2856

Fax: (727) 622-2185

“Our general policy is to lease, rather than own, our business locations. We lease over 100 properties for administration, sales, service and distribution functions and for our retail operation in most major metropolitan areas throughout the continental United States as follows:

City / State	General Purpose	Square Footage	Lease Expiration
San Leandro, CA	Warehouse	4,177	4/30/2008
Sacramento, CA	Sales Office	2,187	12/31/2008
Santa Clara, CA	Sales Office	4,491	6/30/2009
Irvine, CA	Sales Office	6,326	10/31/2009
San Diego, CA	Sales Office	5,660	7/31/2009
Los Angeles, CA	Sales Office	5,897	2/28/2009
Cerritos, CA	Warehouse	14,631	6/30/2010
San Francisco, CA	Area Office	2,247	12/31/2010
Bakersfield, CA	Sales Office	4,000	6/30/2009
Sacramento, CA	Parts Drop	360	12/31/2007
Vienna, VA	Sales/Part Sublet	16,511	6/30/2011
Washington, DC	Parts Drop	250	12/31/2007
Glen Burnie, MD	Sales Office	3,735	8/31/2008
Elkridge, MD	Parts Drop	200	12/31/2007
Rockville, MD	Parts Drop	50	12/31/2007
Towson, MD	Parts Drop	100	12/31/2007
Sterling, VA	Warehouse	5,579	5/31/2011
Richmond, VA	Sales Office	3,680	11/30/2010
Chesapeake, VA	Sales & Service	5,065	10/31/2012
Mobile, AL	Sales & Warehouse	4,612	4/14/2008
St. Petersburg, FL	Sales/Outbound/Records	17,642	3/29/2012
Orlando, FL	Sales Office	5,024	7/31/2010
Tallahassee, FL	Sales Office	3,000	12/31/2010
Pompano Beach, FL	Sales Office	4,158	2/28/2009
Miami, FL	Sales Office	3,787	3/31/2010
Gainesville, FL	Sales Office	2,659	4/30/2010

Sarasota, FL	Sales Office	3,478	12/31/2011
Jacksonville, FL	Sales	4,169	6/30/2012
Lakeland, FL	Parts Drop	90	12/31/2007
Birmingham, AL	Sales Office	2,481	4/30/2010
Atlanta, GA	Sales Office	12,704	3/31/2008
Norcross, GA	Warehouse	9,410	3/31/2008
Lenexa, KS	Sales & Warehouse	33,950	7/31/2011
Cedar Rapids, IA	Sales Office	1,793	5/31/2010
Lombard, IL	Sales Office	7,762	3/31/2010
Romeoville, IL	Warehouse	18,300	3/31/2008
Rockford, IL	Sales Office	675	5/31/2010
Chicago, IL	Sales	5,304	4/30/2013
Morton, IL	Sales Office	3,650	3/31/2008
Wichita, KS	Sales	2,520	7/31/2009
Topeka, KS	Parts Drop	80	12/31/2007
Bloomington, MN	Sales Office	2,910	9/30/2010
St. Louis, MO	Sales Office	4,171	2/28/2010
East Hartford, CT	Sales Office	4,248	1/31/2011
Stamford, CT	Sales Office	4,247	10/31/2008
Waltham , MA	Sales Office	5,342	7/31/2008
Boston, MA	Parts Drop	989	7/31/2008
Elmsford, NY	Parts Drop	150	12/31/2007
Independence, OH	Sales Office	3,707	7/31/2009
Fishkill, NY	Parts Drop	100	12/31/2007
Lone Tree, CO	Sales Office	5,417	9/30/2009
Colorado Springs, CO	Parts Drop	200	12/31/2007
Portland, OR	Sales Office	1,768	4/30/2008
Portland, OR	Warehouse/Parts Drop	420	12/31/2007
Redmond, WA	Sales & Warehouse	11,480	4/30/2008

New York, NY	Sales Office/Partial Sublet	24,138	11/30/2009
New York, NY	Sales Office/Partial Sublet	12,141	11/30/2009
Henrietta, NY	Sales & Service	5,000	11/30/2012
Cherry Hill, NJ	Parts Drop	125	12/31/2007
Toms River, NJ	Parts Drop	150	12/31/2007
Lyndhurst, NJ	Warehouse	35,335	11/30/2012
Jamesburg, NJ	Sales Office	4,145	12/31/2009
Montville (Pinebrook), NJ	Sales Office	5,120	8/31/2012
Syosset, NY	Sales Office	4,587	6/30/2012
Cheektowaga, NY	Parts Drop	60	12/31/2007
Bronx, NY	Parts Drop	50	12/31/2008
King of Prussia, PA	Sales Office	2,362	3/31/2011
Coraopolis, PA	Sales Office	2,240	4/30/2010
Louisville, KY	Sales Office	750	3/31/2008
Owensboro, KY	Parts Drop	250	12/31/2007
Wyoming, MI	Sales Office	2,361	5/31/2010
Livonia, MI	Warehouse	4,525	10/31/2009
Troy, MI	Sales/Warehouse	11,195	12/31/2012
Wothington, OH	Sales & Warehouse	12,995	4/30/2013
Jackson, TN	Sales Office	2,655	3/31/2008
Memphis, TN	Sales & Warehouse	11,327	3/31/2010
Tempe, AZ	Sales & Warehouse	19,405	1/31/2008
Tucson, AZ	Warehouse	1,525	12/31/2007
Tucson, AZ	Sales Office	4,571	12/31/2007
Albuquerque, NM	Sales Office	1,800	3/31/2009
Las Vegas, NV	Sales Office	3,781	9/30/2010
Tulsa, OK	Sales Office	944	8/31/2008
San Antonio, TX	Sales Office	6,525	2/29/2008
Austin, TX	Sales Office	4,991	4/30/2008

Lubbock, TX	Sales & Warehouse	5,850	6/30/2008
Houston, TX	Sales Office	13,600	4/30/2011
Corpus Christi, TX	Sales	3,000	7/31/2011
Odessa, TX	Sales	754	12/31/2007
Amarillo, TX	Sales	637	8/31/2008
Coppell, TX	Sales & Warehouse	22,132	9/30/2012
Wichita Falls, TX	Parts Drop	150	12/31/2007
Charlotte, NC	Sales & Warehouse	7,290	2/29/2008
Raleigh, NC	Sales Office	4,360	11/14/2010
North Charleston, SC	Sales Office	3,425	10/31/2008
Piney Flats, TN	Sales	1,800	12/31/2009
Nashville, TN	Office/Warehouse	14,020	1/31/2009
Knoxville, TN	Sales/Warehouse	5,832	3/2/2016
Chattanooga, TN	Sales Office	2,772	5/31/2008
Forest, VA	Sales Office	2,400	7/31/2012
Charleston, WV	Area Office	2,041	7/31/2011
St. Petersburg, FL	Facility Warehouse	7,800	3/31/2009
St. Petersburg, FL	Field Support Office	288,000	10/31/2017
St. Petersburg, FL	Field Support Office	49,000	10/31/2017

These properties occupy a total of approximately 0.9 million square feet. As of March 31, 2007, our principal facilities include 0.3 million square feet of leased office space in St. Petersburg, Florida that we use for our Field Support Office. The terms vary under the leases. Many of our leases have options to renew at our option and require us to pay our proportionate share of taxes, common area expenses, insurance and related costs of the rental properties.

Our management believes that the properties we occupy are, in general, suitable and adequate for the purposes for which they are used.”

While we will include a table for our properties (as shown in above example), we are not certain that the foregoing level of detail is of much benefit to the users of the Form 10-K. We will continue to evaluate how best to disclose this information to the investor.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

3. We note your response to comment 4 of our letter dated October 2, 2007. Your revised disclosure in Form 10-Q filed November 6, 2007 does not quantify estimates in several areas and also excludes a discussion of your estimates relating to vendor rebates and other incentive payments, credits and allowances received relating to arrangements with certain equipment vendors. Please explain to us why your revised disclosure does not include estimates relating to payments or credits you receive from vendors and why you no longer consider them to be among your critical accounting estimates. In addition, with respect to allowance for doubtful accounts and revenue recognition, your disclosure continues to essentially mirror your accounting policy disclosure presented in Note 1 of Form 10-K. Please revise your disclosure to include the amount of estimated allowances recorded for doubtful accounts and the amount recorded for estimates in billing disputes and inaccuracies. Please also clarify what assumptions and estimates you make with respect to revenue recognition and quantify these estimates in your disclosure so that investors can understand their significance. Please also disclose your estimate of inventory reserves relating to excess and/or obsolete merchandise for all periods presented. Refer to Section V of Release No. 33-8350.

We removed disclosure relating to vendor credits received from equipment vendors from our critical accounting policies because the calculation of vendor credits is not subject to estimation. Such rebates are accrued after purchases are made and are recorded as reductions of inventory costs when accrued and recognized as a reduction to cost of sales when the related inventories are sold. The discussion of our vendor credits can be found within the “Gross Profit” discussion contained in our MD&A. We believe this is the appropriate section for this disclosure to be made.

We will enhance our “Allowance for Doubtful Accounts” critical accounting policy to include the following:

“The portion of our allowance strictly relating to doubtful accounts is not significant or material to the financials taken as a whole.”

Estimates that are made with respect to revenue recognition pertain to our allowance for billing disputes and inaccuracies which is netted against service revenue. As such, we will enhance our discussion under “Revenue Recognition” to include the following:

“As discussed above under “Allowance for Doubtful Accounts”, we estimate that a portion of our recorded revenues is inaccurate due to billing disputes or other errors. We reduce revenue for an estimate of future credits that will be issued for billing disputes and inaccuracies at the time of sale. Billed revenues are reduced based on estimates derived by historically based statistical analysis. Measurement of such estimates requires consideration of prior experience, including the need to adjust for current conditions and judgments about probable effects.”

We do not believe disclosing our inventory reserve is appropriate as this is not a true reserve. Our inventories are stated at the lower of cost or market as of the balance sheet date. We will enhance our discussion under “Inventory” as follows:

“Inventories— Inventories are stated at the lower of cost or market using a method that approximates FIFO and consist of finished goods available for sale. We acquire inventory based on our projections of future demand and market conditions. Any unexpected decline in demand and/or rapid product improvements or technological changes may cause us to have excess and/or obsolete inventories. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions using historical trends and analysis. If actual market conditions are less favorable than our forecasts, due in part to a greater acceleration within the industry to digital color office imaging equipment, additional inventory write-downs may be required. Our estimates are influenced by a number of considerations including, but not limited to, the following: decline in demand due to economic downturns, rapid product improvements and technological changes, and our ability to return to vendors a certain percentage of our purchases.

The difference between actual write-offs and estimated write-offs has not been material.”

Item 15. Exhibits and Financial Schedules

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Restructuring Charges, page 48

4. We note your response to comment 9 of our letter dated October 2, 2007 where the lease expiration dates for each plan year provided in your response letter seems to agree with your disclosure relating to when payments would continue, except as it relates to FY 2007 Plan. Please explain to us why your response provides the last lease expiration for FY 2007 Plan as October 31, 2017 which the disclosure on page 29 of the recently filed Form 10-Q states that the payments would continue until March 2008.

The facility related to our FY 2007 Plan is our Field Support Office in St. Petersburg, Florida. The lease on this facility expires in October 2017. In FY 2007, we vacated the top two floors of the building and charged the lease obligation relating to those floors to restructure. During the quarter ended September 30, 2007, we were able to sublease the two floors to a tenant at an amount greater than our original sublease assumptions and at an amount greater than our current lease obligation on a straight line basis. As such, this facility was removed from the restructuring accrual during the period. Payments for the other remaining restructuring obligations relating to the FY 2007 Plan will continue through March 2008.

We welcome any questions you may have about our responses to your comments and we thank you for your review which will assist us in our compliance with the applicable disclosure requirements and our enhancement to our overall disclosures in our filings.

Yours sincerely,

/s/ Edward K. Quibell
Edward K. Quibell
Executive Vice President and Chief Financial Officer
EKQ/mkp

cc:	AD Frazier

Jean Dinovo-Johnson

David Downes

Mary Priolo

Tim LaMacchia, Ernst & Young

Gary Cullen, Skadden Arps Slate Meagher & Flom LLP